SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                       Personnel Group of America. Inc.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   715338109
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                             Links Partners, L.P.
                             Inland Partners, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                            Coryton Management Ltd.
                               Mark R. Patterson
                                David J. Matlin
                                 Arthur Coady
                                  Elias Sabo
                               I. Joseph Massoud

                           (Name of Persons Filing)


    Mark R. Patterson             Joseph Milana and Chrissie Neves      Joseph Milana and Chrissie Neves
   MatlinPatterson LLC                   Links Partners, LP                   Inland Partners, LP
    520 Madison Avenue                    61 Wilton Avenue,                    61 Wilton Avenue,
 New York, New York 10022                     2nd Floor                            2nd Floor
Telephone: (212) 651-9555            Westport, Connecticut 06880          Westport, Connecticut 06880
                                      Telephone: (203) 221 1703            Telephone: (203) 221-l703

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 14, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                        (Continued on following pages)

                                 SCHEDULE 13D

--------------------- ---------------------------------------------------------
CUSIP No.             715338109                                  Page 2 of 32
--------------------- ---------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    MatlinPatterson Global Opportunities Partners L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                       |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                          0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                     73,301,898.5
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                          73,301,898.5
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------- -------------
CUSIP No.             715338109                                   Page 3 of 32
--------------------- ------------------------------------------- -------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                   (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bermuda
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                   73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                     73,301,898.5
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                          73,301,898.5
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                         |_|
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- -------------------------------------------- ------------
CUSIP No.             715338109                                    Page 4 of 32
--------------------- -------------------------------------------- ------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Opportunities Partners B, L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                   (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------- ----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                     881,448.45
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                          0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                       932,824
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          932,824
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           |_|
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          1.82%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ---------------------------------------------------------
CUSIP No.             715338109                                   Page 5 of 32
--------------------- ---------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Links Partners, L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                    (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bermuda
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                     73,301,898.5
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          73,301,898.5
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           |_|
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------- -------------
CUSIP No.             715338109                                   Page 6 of 32
--------------------- ------------------------------------------- -------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Inland Partners, L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                   (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bahamas
-------------------------------------------------------------------------------
    SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                             8                SHARED VOTING POWER
                                                   73,301,898.5
-------------------------------------------------------------------------------
                             9                SOLE DISPOSITIVE POWER
                                                        0
-------------------------------------------------------------------------------
                             10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          73,301,898.5
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           |_|
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------- -------------
CUSIP No.             715338109                                   Page 7 of 32
--------------------- ------------------------------------------- -------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Advisers LLC
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                   (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                    73,301,898.5
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                             8                SHARED VOTING POWER
                                                       0
-------------------------------------------------------------------------------
                             9                SOLE DISPOSITIVE POWER
                                                       0
-------------------------------------------------------------------------------
                             10               SHARED DISPOSITIVE POWER
                                                   73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IA
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------ --------------
CUSIP No.             715338109                                  Page 8 of 32
--------------------- ------------------------------------------ --------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       David J. Matlin
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                    (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                        0
------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------- -------------
CUSIP No.             715338109                                   Page 9 of 32
--------------------- ------------------------------------------- -------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Mark R. Patterson
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ---------------------------------------- ----------------
CUSIP No.             715338109                                Page 10 of 32
--------------------- ---------------------------------------- ----------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Partners LLC
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |_|
                                                                 (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ----------------------------------------- ---------------
CUSIP No.             715338109                                 Page 11 of 32
--------------------- ----------------------------------------- ---------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Asset Management LLC
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                   (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                          0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ----------------------------------------- ---------------
CUSIP No.             715338109                                 Page 12 of 32
--------------------- ----------------------------------------- ---------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson LLC
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                          73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ---------------------------------------- ----------------
CUSIP No.             715338109                                Page 13 of 32
--------------------- ---------------------------------------- ----------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Coryton Management Ltd.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bahamas
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          CO, HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ---------------------------------------- ----------------
CUSIP No.             715338109                                Page 14 of 32
--------------------- ---------------------------------------- ----------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Arthur Coady
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Canada
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNE  BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ------------------------------------------ --------------
CUSIP No.             715338109                                  Page 15 of 32
--------------------- ------------------------------------------ --------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Elias Sabo
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                   73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                        0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                   73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------- ----------------------------------------- ---------------
CUSIP No.             715338109                                 Page 16 of 32
--------------------- ----------------------------------------- ---------------
      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       I. Joseph Massoud
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                                  (b)  |X|
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
-------------------------------------------------------------------------------
    SHARES                    7                SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                          0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------
                              8                SHARED VOTING POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
                              9                SOLE DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                                    73,301,898.5
-------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     73,301,898.5
-------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES                                     |_|
-------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          66.90%
-------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------

Introduction.
-------------

This Amendment No. 7 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, filed on November 20, 2002 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D, filed on March 17, 2003. The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Personnel Group of America, Inc. (the "Issuer"), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global



                               (Page 17 of 32)

Partners LLC ("Matlin Partners") as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, and (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer..

This Amendment No. 7 is filed on behalf of (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), MatlinPatterson Global Opportunities Partners B, L.P. ("Matlin Partners B"), Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock, Preferred Stock which are immediately convertible into shares of Issuer Common shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and warrants to purchase shares Issuer Common Stock, (ii) Matlin Advisers, by virtue of its investment authority over securities held by Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B, (iii) Matlin Partners, as general partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B, (iv) Matlin Asset Management, as the holder of all of the membership interests in Matlin Partners and Matlin Advisers, (v) MatlinPatterson, as the holder of all of the membership interests in Matlin Asset Management, (vi) Mark Patterson and David Matlin, each as the holder of 50% of the membership interests in MatlinPatterson (vii) Coryton, as general partner of Links and Inland, (viii) Arthur Coady, as director and sole shareholder of Coryton and (ix) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Partners B, Links, Inland, Matlin Advisers, Matlin Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of (w) amending certain information that has changed since the filing of Amendment No. 6, (x) disclosing the changes in the holding of debt by the Reporting Persons under the credit facility, (y) disclosing the closing on April 14, 2003 of the Notes Exchange as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment No. 6 and (z) the entering into of the Second Amended and Restated Credit Agreement and the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consummating the Loan Exchange.

Item 4.  Purpose of Transaction.
         -----------------------

Subsections E of Item 4 of Schedule 13D is amended and restated in their entirety as follows. Subsection F will be added as follows: Subsection F in Amendment No. 6 will become subsection G and the second to last paragraph of Subsection G is amended as follows.

E. PURCHASE OF DEBT UNDER CREDIT FACILITY.

On May 16, 2002, Matlin Partners (Delaware) purchased from a lender an aggregate of $30.6 million of loan commitment ("Loans") under the Credit Agreement (the "May 16th Purchase"). On August 12, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit


                               (Page 18 of 32)

Agreement an additional $13.6 million of Loans (the "August 12th Purchase"). On November 4, 2002, Matlin Partners (Delaware) purchased from a lender under the Credit Agreement an additional $13.6 million of Loans ("November 4th Purchase"). Links and Inland have purchased approximately 50% of such Loans from Matlin Partners (Delaware). As a result of the May 16th Purchase, the August 12th Purchase and the November 4th Purchase, paydowns to principal on the total commitment amount by the Issuer and the reduction of the total commitment amount under the Credit Agreement by $22 million in connection with the Issuer entering into the Purchase Option Agreement, the total commitment amount under the Credit Agreement as of April 10, 2003, was $114 million and Matlin Partners (Delaware), Links and Inland held an aggregate of approximately $48.5 million which constituted approximately 42.5% of the total commitment amount under the Credit Agreement.

On April 11, 2003, Matlin Partners (Delaware), Links and Inland each executed a trade confirmation with another Restructuring Agreement Noteholder ("Trade Noteholder") to sell debt under the existing Credit Agreement to such Trade Noteholder. Pursuant to the trade confirmations, (i) Matlin Partners (Delaware) agreed to sell $10,470,072.40 of the funded commitment and $1,118,162.90 of the unfunded commitment (including issued but undrawn letters of credit) under the Credit Agreement which constituted 50% of the funded and unfunded commitment held by Matlin Partners (Delaware), (ii) Links agreed to trade $5,672,174.77 of the funded commitment and $605,766.41 of the unfunded commitment (including issued but undrawn letters of credit) under the Credit Agreement which constituted 50% of the funded and unfunded commitment held by Links and (iii) Inland agreed to sell $5,745,252.84 of the funded commitment and $613,570.69 of the unfunded commitment (including issued but undrawn letters of credit) under the Credit Agreement which constituted 50% of the funded and unfunded commitment held by Links. Under all of the trade confirmations, the Trade Noteholder agreed to pay 75% of the funded commitment amounts and to assume all obligations and liabilities of the unfunded commitment amounts purchased.

As discussed in Subsection F of Item 4 of Amendment No. 7 below, on April 14, 2003 the Issuer and the lenders under the Credit Agreement entered into the Second Credit Agreement (as defined below). On April 11, 2003, in anticipation of the Issuer and the lenders entering into the Second Credit Agreement, Matlin Partners (Delaware) entered into a letter agreement (the "MP Debt Option") with the Trade Noteholder pursuant to which (i) Matlin Partners (Delaware) granted to the Trade Noteholder an option to purchase from Matlin Partners (Delaware) 50% of the aggregate amount of any debt under the Second Credit Agreement purchased or acquired by Matlin Partners (Delaware) or any of its related, associated and affiliated persons and entities and (ii) the Trade Noteholder granted to Matlin Partners (Delaware) an option to purchase from the Trade Noteholder 25% of the aggregate amount of any debt under the Second Credit Agreement purchased or acquired by the Trade Noteholder or any of its related, associated and affiliated persons and entities. In addition, Inland and Links entered into a letter agreement (the "Inland/Links Debt Option") with the Trade Noteholder pursuant to which (i) Inland and Links granted to the Trade Noteholder an option to purchase from Inland and Links 50% of the aggregate amount of any debt under the Second Credit Agreement purchased or acquired by Inland and Links or any of their related, associated and affiliated persons and entities and (ii) the Trade Noteholder granted to Links and Inland an option to purchase from the Trade Noteholder 25% of the aggregate amount of any debt under the Second Credit Agreement purchased or acquired by the Trade Noteholder or any of its related, associated and affiliated persons. Under


                               (Page 19 of 32)
each of the letter agreements, the entity exercising the option may purchase the debt upon the same terms and conditions as the person granting the option. The options granted under the letter agreements will expire on the termination date of the letter agreements which is the earlier of May 1, 2005 or the termination of the Second Credit Agreement.

This brief description of the MP Debt Option and the Inland/Links Debt Option and the rights of Matlin Partners (Delaware), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the MP Debt Option and the Inland/Links Debt Option, which are annexed hereto as Exhibits 16 and 17, respectively, which are incorporated herein by reference.

Subject to the foregoing agreements and arrangements, the Reporting Persons may purchase or sell additional Loans pursuant to the Second Credit Agreement in the future.

F. CLOSING OF NOTES EXCHANGE.

On April 14, 2003, the Notes Exchange was consummated in accordance with the terms of the Restructuring Agreement as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment No. 6. Pursuant to the Notes Exchange, the Issuer issued to the Restructuring Agreement Noteholders, in the aggregate, 20,940,425 shares of Issuer Common Stock and 1,044,433 shares of Series B Convertible Participating Preferred Stock, par value $0.01 per share of the Issuer ("Preferred Stock"), which together represent approximately 82% of the outstanding Issuer Common Stock and the existing shareholders of the Issuer retained ownership of their outstanding 26,881,212 shares of Issuer Common Stock, which represent approximately 18% of the outstanding Issuer Common Stock (assuming for this purpose conversion of all shares of Preferred Stock and subject to dilution by the exercise of options under equity incentive plans and Warrants (as described in Subsection F of Item 4 of Amendment No. 7 and as defined therein)).

Each share of Preferred Stock is immediately convertible into 100 shares of Issuer Common Stock; provided, that, pursuant to the terms of the certificate of designation for the Preferred Stock, no shares of Preferred Stock may be converted into shares of Issuer Common Stock until the Issuer's certificate of incorporation is amended to increase the number of authorized shares of Issuer Common Stock or to effect a reverse split of outstanding shares of Issuer Common Stock, such that immediately following such amendment the number of authorized but unissued shares of Issuer Common Stock shall be greater than the number of shares of Issuer Common Stock into which all of the then outstanding shares of Preferred Stock are convertible. The holders of Preferred Stock vote together with the holders of the Issuer Common Stock as a single class in the same manner as the holders of Common Stock. In addition, each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of votes such holder would be entitled to if such holder held the whole number of shares of Issuer Common Stock into which all of the holder's shares of Preferred Stock would be convertible.

Pursuant to the Notes Exchange, Matlin Partners (Delaware) exchanged $30,268,500 in principal amount of Notes and received $870,219.38 in cash, 5,779,952 shares of Issuer Common Stock and 288,283 shares of Preferred Stock. Inland and Links are together exchanged an aggregate of


                               (Page 20 of 32)

$30,268,500 in principal amount of Notes and received an aggregate of $870,219.38 in cash, 5,779,952 shares of Issuer Common Stock and 288,284 shares of Preferred Stock.

Pursuant to the terms of the Notes Exchange, the Issuer also reconstituted its Board of Directors (the "Board") to provide for a seven-person Board and the designation of two representatives of the Reporting Persons to serve as new Board members, together with the Issuer's Chief Executive Officer, one independent Board member who was designated by the Restructuring Agreement Noteholders and three incumbent independent Board members who were designated by the Issuer with the consent of the Restructuring Agreement Noteholders.

In addition, in connection with the Notes Exchange, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), with each of the Restructuring Agreement Noteholders and each of the holders of Warrants. The Registration Rights Agreement contains (i) two demand registration rights, each right allowing the holders party to the agreement holding, in the aggregate, a majority of the Issuer Common Stock (as defined in the Registration Rights Agreement) to request that the Issuer register shares of Issuer Common Stock so long as the anticipated aggregate offering price to the public for such registration is expected to be at least $20 million and (ii) unlimited shelf-registration rights, each right allowing Restructuring Agreement Noteholders holding, in the aggregate, 5% or more of the outstanding Issuer Common Stock, to request that the Issuer file a shelf-registration statement on behalf of such Restructuring Agreement Noteholders. The Registration Rights Agreement also includes, among other things: (a) provisions requiring the Company to pay for customary fees and expenses relating to the exercise of such registration rights, (b) customary indemnification provisions and (c) customary representations and warranties. The rights of the holders who are party to the Registration Rights Agreement will terminate under the Registration Rights Agreement with respect to a holder once the holder is legally able to dispose of all of its securities registrable under Registration Rights Agreement pursuant to Rule 144 of the Securities Act of 1933, as amended.

This description of the Registration Rights Agreement and the rights of Matlin Partners (Delaware), Inland and Links thereunder is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is annexed hereto as Exhibit 15, which is incorporated herein by reference.

Second Credit Agreement
-----------------------

Pursuant to the terms of the Restructuring Agreement, in lieu of consummating the Loan Exchange and the transactions contemplated by the Purchase Option Agreement, the Senior Lenders, Matlin Partners (Delaware), Inland and Links have each delivered a written consent pursuant to Section 1.1(a)(iv)(A) of the Restructuring Agreement to enter into the Second Amended and Restated Credit Agreement dated April 14, 2003 among the Issuer, the subsidiaries of the Issuer from time to time party thereto and the several lenders from time to time party thereto (the "Second Credit Agreement"). In connection with such consents, Restructuring Agreement Noteholders holding at least 90% of the Notes have consented in writing to consummate the Notes Exchange as contemplated in the Restructuring Agreement.


                               (Page 21 of 32)

In connection with entering into the Second Credit Agreement, the Issuer (i) was forgiven $10,300,000 in principal amount of debt under the existing Credit Agreement, (ii) repaid approximately $38.0 million of certain outstanding borrowings pro rata to the lenders under the existing Credit Agreement and
(iii) issued common stock purchase warrant shares (the "Warrants") to the lenders under the Second Credit Agreement entitling them to purchase 19,224,916 shares of Issuer Common Stock, or approximately 10% of the outstanding Issuer Common Stock on a fully diluted basis issued. The Second Credit Agreement provides for a $70.7 million revolving line of credit due May 2004 and is subject to certain maturity date extensions in six-month increments up through May 2005. The Second Credit Agreement contains customary covenants, including financial covenants that require monthly maintenance of minimum tangible net worth and EBITDA levels. The Second Credit Agreement also contains restrictions on the payment of cash dividends on the Issuer's capital stock and places additional limitations on share repurchases, acquisitions and capital expenditures. The Warrants are exercisable in whole or part over a 10-year period and the exercise price thereunder is $0.3121 per share. Pursuant to the terms of the Second Credit Agreement, Links received 2,117,419 Warrant Shares, Inland received 2,144,699 Warrants and Matlin Partners (Delaware) received 3,908,471 Warrants.

Pursuant to the trade confirmations, discussed in paragraph E above, Matlin Partners (Delaware), Inland and Links agreed to sell 50% of the debt under the existing Credit Agreement held by Matlin Partners (Delaware), Inland and Links to the Trade Noteholder Upon settlement of the trade, which is expected to occur in approximately 20 days, Matlin Partners (Delaware), Inland and Links will transfer the consideration they received with respect to the Second Credit Agreement relating to such traded debt to the Trade Noteholder, including 50% of the Warrants received by Matlin Partners (Delaware), Inland and Links. As such, after the settlement of the sale of the debt, Links will be the record holder of 1,058,709.5 Warrants, Inland will be the record holder of 1,072,349.5 Warrants and Matlin Partners (Delaware) will be the record holder of 1,954,125.5 Warrants. If any options under the MP Debt Option or the Inland/Links Debt Option (as discussed in Subsection E of Item 4 of Amendment No. 7) are exercised, Warrants attached to the debt that is traded will also be transferred and the number of Warrants held by the Reporting Persons will change accordingly.

AMENDMENT TO SUBSECTION G.

Subsection G is amended to add the following after the second to last paragraph thereto:

Chris Pechock, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the issuer, Chris Pechock may have influence over the corporate activities of the issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

Subsections (a) and (b) of Item 5 of Schedule 13D are amended and restated in their entirety to read as follows:

As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

     (a) (i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: (i) Matlin Partners (Delaware), Links, Inland



                               (Page 22 of 32)

MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners, Matlin Partners (Bermuda), Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud,in the aggregate beneficially own or may be deemed to beneficially own 73,301,895.5 shares of Issuer Common Stock consisting of (A) 11,559,904 shares of Issuer Common Stock, (B) 576,567 shares of Preferred Stock which are immediately convertible into 57,656,700 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 4,085,294.5 Warrants to purchase 4,085,294.5 shares of Issuer Common Stock. The 73,301,898.5 shares of Issuer Common Stock represent beneficial ownership of approximately 66.90% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants directly beneficially owned by the Reporting Persons). Matlin Partners B may be deemed to be an indirect beneficial owner of certain of the Issuer Common Stock as described in paragraph (vi) of this Item 5(a).

(ii) As of the date hereof, Matlin Partners (Delaware) is the direct beneficial owner of 36,562,487.5 shares of Issuer Common Stock consisting of
(A) 5,779,952 shares of Issuer Common Stock, (B) 288,283 shares of Preferred Stock which are immediately convertible into 28,828,300 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 1,954,235.5 Warrants to purchase 1,954,235.5 shares of Issuer Common Stock. The 36,562,487.5 shares of Issuer Common Stock represent beneficial ownership of approximately 46.51% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants directly beneficially owned by Matlin Partners (Delaware)). Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware) may also be deemed to beneficially own the shares beneficially owned by Links and Inland, with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(iii) As of the date hereof, Links is the direct beneficial owner of 18,362,885.5 shares of Issuer Common Stock consisting of (A) 2,889,976 shares of Issuer Common Stock, (B) 144,142 shares of Preferred Stock which are immediately convertible into 14,414,200 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 1,058,709.5 Warrants to purchase 1,058,709.5 shares of Issuer Common Stock. The 18,362,885.5 shares of Issuer Common Stock represent beneficial ownership of approximately


                               (Page 23 of 32)

29.01% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants directly beneficially owned by Links). Pursuant to the Intercreditor Agreement, Links may also be deemed to beneficially own the shares beneficially owned by Matlin Partners (Delaware) and Inland, with the aggregate shares and percentages disclosed in paragraph
(i) of this Item 5(a).

(iv) As of the date hereof, Inland is the direct beneficial owner of 18,376,525.5 shares of Issuer Common Stock consisting of (A) 2,889,976 shares of Issuer Common Stock, (B) 144,142 shares of Preferred Stock which are immediately convertible into 14,414,200 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 1,072,349.5 Warrants to purchase 1,072,349.5 shares of Issuer Common Stock. The 18,376,525.5 shares of Issuer Common Stock represent beneficial ownership of approximately 29.03% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants directly beneficially owned by Inland). Pursuant to the Intercreditor Agreement, Inland may also be deemed to beneficially own the shares beneficially owned by Links and Matlin Partners (Delaware), with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(v) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share currently yields a participation interest equal 9,220,291.54 shares of Issuer Common Stock consisting of (A) 1,457,582.52 shares of Issuer Common Stock, (B) 72,698.9187 shares of Preferred Stock which are immediately convertible into 7,269,891.87 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 492,817,15 Warrants to purchase 492,817.15 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners (Bermuda) may be deemed to share voting and dispositive power over 9,220,291.54 shares owned by Matlin Partners (Delaware). The 9,220,291.54 shares of Issuer Common Stock represent beneficial ownership of approximately 16.59% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants in which Matlin Partners (Bermuda) has a participation interest). Pursuant to the Intercreditor Agreement, Matlin Partners (Bermuda) may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware), Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


                               (Page 24 of 32)

(vi) Matlin Partners (Delaware) and Matlin Partners B have entered into a Participation Agreement (the "B Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, Matlin Partners B holds a participation interest in 2.4108% of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners B's participation interest equals 881,448.45 shares of Issuer Common Stock consisting of (A) 139,343.08 shares of Issuer Common Stock, (B) 6,949.9266 shares of Preferred Stock which are immediately convertible into 694,992.66 shares of Issuer Common Stock (subject to the restrictions discussed in Subsection F of Item 4 of Amendment No. 7) and which entitle the holder to vote with the Issuer Common Stock on an as-converted basis and (C) 47,112.71 Warrants to purchase 47,112.71 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners B may be deemed to share voting and dispositive power over 881,448.45 shares owned by Matlin Partners (Delaware). The 881,448.45 shares of Issuer Common Stock represent beneficial ownership of approximately 1.82% of the issued and outstanding shares of Issuer Common Stock (based on 47,821,637 shares of Issuer Common Stock issued and outstanding as of April 15, 2003, as reported in the Issuer's press release included in the Issuer's Form 8-K filed on April 15, 2003, and assuming conversion of the Preferred Stock and exercise of the Warrants in which Matlin Partners B has a participation interest).

(vi) Matlin Partners serves as General Partner of Matlin Partners (Delaware). By reason of such relationship, Matlin Partners may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Partners may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(vii) Matlin Advisers serves as investment advisor to Matlin Partners (Delaware). By reason of such relationship, Matlin Advisers may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Advisers may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(viii) Matlin Asset Management is the holder of all of the membership interests in Matlin Partners and Matlin Advisers. By reason of such relationship, Matlin Asset Management may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Asset Management may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(ix) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, MatlinPatterson may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


                               (Page 25 of 32)

(x) Mark Patterson and David Matlin are each the holder of 50% of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Mark Patterson and David Matlin may each also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this
Item 5(a).

(xi) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Coryton may also be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(xii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Arthur Coady may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph
(i) of this Item 5(a).

(xiii) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Elias Sabo and I. Joseph Massoud may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

     (b) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners and Coryton with respect to the directors and executive officers named in their respective schedules to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 7 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of said Item 6:


                               (Page 26 of 32)

Reference is made to the descriptions of the MP Debt Option and the Inland/Links Debt Option set forth in Subsection E of Item 4 of this Amendment No. 7 and to the MP Debt Option and the Inland/Links Option which are annexed hereto as Exhibits 16 and 17.

Reference is made to the description of the Registration Rights Agreement set forth in Subsection F of Item 4 of this Amendment No. 7 and to the Registration Rights Agreement which is annexed hereto as Exhibit 15.

Each of Links and Inland has executed a limited power of attorney, dated November 8, 2002 (each a "Power of Attorney" and together the "Powers of Attorney") appointing each of I. Joseph Massoud and Elias Sabo as attorney in fact to take certain actions including, but not limited to, the sale, transfer or exercise of conversion rights of any securities beneficially owned by each of Links or Inland.

Reference is made to the descriptions of the Second Amended and Restated Credit Agreement in Item 4 of this Amendment No. 7 and to the Second Amended and Restated Credit Agreement which is annexed hereto as Exhibit 11, which is incorporated herein by reference.

Reference is made to the [descriptions of the certificate of designation for Series B (the "Certificate of Designation")] in Item 4 of this Amendment No.
7 and to the Certificate of Designation annexed hereto as Exhibit 12, which is incorporated herein by reference.

Reference is made to the form of the [Issuer Common Stock purchase warrant (the "Purchase Warrant")] in Item 4 of this Amendment No. 7, and to the Purchase Warrant annexed hereto as Exhibit 13, which is incorporated herein by reference. .

Reference is made to the form of the Restructure Agreement in Item 4 of this Amendment No. 7 and to the Restructure Agreement which is annexed hereto as
Exhibit 14, which is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

Item 7 of Schedule 13D is hereby amended by replacing Exhibit 5 and adding the following to the end of said Item 7:


Exhibit No.          Description
-----------          -----------

         5           Joint Filing Agreement,  dated as of April 15, 2003, by and among  MatlinPatterson LLC,
                     MatlinPatterson   Asset   Management   LLC,   MatlinPatterson   Global   Advisers  LLC,
                     MatlinPatterson  Global Partners LLC,  MatlinPatterson  Global  Opportunities  Partners
                     L.P.,  MatlinPatterson  Global Opportunities  Partners (Bermuda) L.P.,  MatlinPatterson
                     Global  Opportunities  Partners B, L.P., Links Partners,  L.P., Inland Partners,  L.P.,
                     Coryton Management Ltd., Mark Patterson,  David Matlin, Arthur Coady, Elias Sabo and I.
                     Joseph Massoud.

        11           Second Amended and Restated Credit Agreement,  dated as of April 14, 2003, by and among
                     Personnel Group of America,  Inc.,  certain of its  subsidiaries  listed  therein,  the several  lenders from time to time party  thereto and Bank of


                               (Page 27 of 32)


                     America,  N.A.,  formerly NationsBank, N.A.

        12           Certificate of Designation.

        13           Form of the Common Stock Purchase Warrant,  dated April 11, 2003, by Personnel Group of
                     America, Inc.

        14           Restructure  Agreement,  dated April 14, 2003, by and among Personnel Group of America,
                     Inc., certain of its subsidiaries  listed therein,  the several financial  institutions from time to time party thereto and Bank of America, N.A., formerly NationsBank, N.A.

        15           Registration Rights Agreement,  dated April 14, 2003, among Personnel Group of America,
                     Inc. and the parties named therein.

        16           Option   Agreement,   dated  April  11,   2003,   between  R2   Investments,   LDC  and
                     MatlinPatterson Global Opportunities Fund, L.P.

        17           Option  Agreement,  dated April 11, 2003,  among R2 Investments,  LDC, Inland Partners,
                     L.P. and Links Partners, L.P.


                               (Page 28 of 32)

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated: April 16, 2003

                                MATLINPATTERSON LLC


                                By:   /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Member


                                MATLINPATTERSON ASSET MANAGEMENT LLC


                                By:  MatlinPatterson LLC, its manager

                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Member


                                MATLINPATTERSON GLOBAL ADVISERS LLC


                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Chairman


                                MATLINPATTERSON GLOBAL PARTNERS LLC


                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Director


                                MATLINPATTERSON GLOBAL
                                OPPORTUNITIES PARTNERS L.P.


                                By:  MatlinPatterson Global Partners LLC

                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Director



                               (Page 29 of 32)

                                MATLINPATTERSON GLOBAL
                                OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                By:  MatlinPatterson Global Partners LLC

                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Director

                                MATLINPATTERSON GLOBAL
                                OPPORTUNITIES PARTNERS B, L.P.

                                By:  MatlinPatterson Global Partners LLC

                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:   Mark R. Patterson
                                       Title:  Director

                                LINKS PARTNERS, L.P.

                                By:  Coryton Management Ltd., its general
                                     partner

                                By:   /s/ Arthur Coady
                                     ----------------------------------------
                                       Name:   Arthur Coady
                                       Title:  President

                                INLAND PARTNERS, L.P.

                                By:  Coryton Management Ltd., its general
                                     partner

                                By:    /s/ Arthur Coady
                                     ----------------------------------------
                                       Name:   Arthur Coady
                                       Title:  President

                                CORYTON MANAGEMENT LTD

                                By:    /s/ Arthur Coady
                                     ----------------------------------------
                                       Name:   Arthur Coady
                                       Title:  President

                                DAVID J. MATLIN

                                By:    /s/ David J. Matlin
                                     ----------------------------------------
                                       Name:  David J. Matlin

                                MARK R. PATTERSON

                                By:    /s/ Mark R. Patterson
                                     ----------------------------------------
                                       Name:  Mark R. Patterson


                               (Page 30 of 32)

                                ARTHUR COADY

                                By:    /s/ Arthur Coady
                                     ----------------------------------------
                                       Name:  Arthur Coady

                                ELIAS SABO

                                By:    /s/ Elias Sabo
                                     ----------------------------------------
                                       Name:  Elias Sabo


                                I. JOSEPH MASSOUD

                                By:    /s/ I. Joseph Massoud
                                     ----------------------------------------
                                       Name:  I. Joseph Massoud


                               (Page 31 of 32)

                                                                EXHIBIT INDEX
                                                                -------------


      Exhibit No.         Description
      -----------         -----------

           5              Joint Filing Agreement,  dated as of April 15, 2003, by and among  MatlinPatterson
                          LLC,  MatlinPatterson Asset Management LLC,  MatlinPatterson  Global Advisers LLC,
                          MatlinPatterson   Global  Partners  LLC,   MatlinPatterson   Global  Opportunities
                          Partners L.P.,  MatlinPatterson  Global  Opportunities  Partners  (Bermuda)  L.P.,
                          MatlinPatterson  Global  Opportunities  Partners B, L.P.,  Links  Partners,  L.P.,
                          Inland  Partners,  L.P.,  Coryton  Management  Ltd., Mark Patterson,  David Matlin
                          Arthur Coady, Elias Sabo and I. Joseph Massoud.

           11             Second Amended and Restated Credit  Agreement,  dated as of April 14, 2003, by and among  Personnel  Group of  America,  Inc.,  certain  of its  subsidiaries  listed therein,  the several lenders from time to time party thereto and Bank of America,
                          N.A., formerly NationsBank, N.A.

           12             Certificate of Designation.

           13             Form of the Common Stock  Purchase  Warrant,  dated April 11,  2003,  by Personnel
                          Group of America, Inc.

           14             Restructure  Agreement,  dated April 14,  2003,  by and among  Personnel  Group of
                          America,  Inc., certain of its subsidiaries listed therein,  the several financial institutions from time to time party thereto and Bank of America,  N.A.,  formerly
                          NationsBank, N.A.

           15             Registration  Rights  Agreement,  dated April 14, 2003,  among  Personnel Group of
                          America, Inc. and the parties named therein.

           16             Option  Agreement,  dated  April  11,  2003,  between  R2  Investments,   LDC  and
                          MatlinPatterson Global Opportunities Fund, L.P.

           17             Option  Agreement,  dated  April  11,  2003,  among R2  Investments,  LDC,  Inland
                          Partners, L.P. and Links Partners, L.P.



                               (Page 32 of 32)